ASLAN Pharmaceuticals Limited

83 Clemenceau Avenue #12-03 UE Square

Singapore 239920

March 31, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Chris Edwards

Re:	ASLAN Pharmaceuticals Limited

Registration Statement on Form F-3

File No. 333-254768

Acceleration Request

Requested Date:	Wednesday, March 31, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on March 31, 2021, at 4:00 P.M. Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of J. Patrick Loofbourrow and Carlos Ramirez of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157, or in his absence, J. Patrick Loofbourrow of Cooley LLP at (619) 840-4824. Thank you for your assistance with this matter.

Sincerely, ASLAN Pharmaceuticals Limited

By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer

cc:	Kiran Asarpota, ASLAN Pharmaceuticals Limited J. Patrick Loofbourrow, Cooley LLP Carlos Ramirez, Cooley LLP